ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 10, 2016

Enerplus to Present at EnerCom's Oil & Gas Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric Le Dain, Senior Vice President, Corporate Development, Commercial will provide an update on Enerplus' activities via a presentation at EnerCom's Oil & Gas Conference in Denver, Colorado on Monday, August 15th, 2016 at 2:45 pm MT (4:45 pm ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.theoilandgasconference.com/togc-webcast/erf/

The live webcast will also be available on The Oil & Gas Conference website at http://www.theoilandgasconference.com. A replay will be available on the Enerplus website at www.enerplus.com.

About Us
Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on delivering profitable growth to its shareholders.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation